

Mail Stop 3720   September 20, 2006

Via U.S. Mail and Fax 33144440175

Gervais Pellissier
Chief Financial Officer
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Re: **France Telecom**
        Form 20-F for the year ended December 31, 2005
        Filed May 22, 2006

        File No. 1-14712

Dear Mr. Pellissier

        We have reviewed the above referenced filings and have the following comments. We
have limited our review to only your financial statements and related disclosures and will make
no further review of your documents. As such, all persons who are responsible for the adequacy
and accuracy of the disclosure are urged to be certain that they have included all information
required pursuant to the Securities Exchange Act of 1934. Please address the following
comments in future filings. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this information, we
may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or on any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Financial statements

Audit report

1. Confirm to us that each accounting firm is taking full responsibility for the opinion expressed.

Consolidated Statement of Income, page F-2

2. Please explain to us the following in your response letter:

    *   We note your use of gross operating margin and operating income. It is unclear to us what each of these measures is intended to represent. Please clarify for us your consideration of the relevance of each measure, as well as how the presentation complies with paragraphs BC 12 and 13 of IAS 1. Please also address why you believe it would be misleading to include employee profit sharing, share based compensation and depreciation and amortization within the gross operating margin line item.

    *   It is unclear to us what types of items are included in the line items 'Other operating income' and 'Other operating expense' which are included in the gross operating margin line item. Help us understand how you made a distinction between expense and income included in these lines, compared to all of the items presented below gross operating margin.

3. It is unclear to us how your presentation of minority interests complies with the requirement of paragraphs 81 and 82 of IAS 1.

2.1.8 Net Revenues, page F-13

Equipment sales

4. Tell us whether you account for the revenues from equipment sold by a third party retailer gross or net. It is unclear to us whether you are acting as a principal or as an agent. Please advise.

Service revenues

5. Tell us about the nature of the service level agreement penalties that you paid to customers.

6. With respect to the revenue sharing arrangements and the revenues from the supply of content, it is unclear in what circumstances you are acting as principal and recognize revenue on a gross basis or when you are acting as an agent and recognize revenue on a net basis.

7. With reference to the revenue from the sale of advertising space in printed directories, tell us why you believe that recognizing revenues when the directory is published is the most appropriate in the circumstances.

Loyalty programs, page F-14

8. It is unclear to us whether your accounting is in accordance with paragraph 13 of IAS 18. Please advise.

2.1.22 Share based compensation, page F-23

9. It is unclear to us whether your definition of "grant date" as disclosed complies with the definition of "grant date" in Appendix A to IFRS 2. Please advise.

21.2 France Telecom SA perpetual bonds redeemable for shares (TDIRAs), page F-57

10. Tell us in more detail the basis of your accounting for the TDIRAs issued to your banking syndicate and equipment supplier creditors under both US GAAP and IFRS.

Note 33 Litigation and Claims, page F-94

11. Refer to the civil proceedings and the international arbitration disclosed herein. Tell us whether you recognized a provision related to these proceedings and the amount you recognized, if any.

Note 38.1 Significant Differences Between IFRS and US GAAP

Revenue recognition (S), page F-151

12. Refer to the last paragraph on this page. Clarify for us the circumstances in which you offer certain sales incentives to customers. Tell us about the renewal obligations that you are referring to.

13. It is unclear whether you recognized a reconciling item for the loss on the sale of the handset. Please advise or revise.

14. Provide us a breakdown of the composition of the (€1,132) and €177 revenue recognition reconciling item to net income in 2005 and 2004 respectively.

15. Disclose the accounting policy under US GAAP to account for multiple element arrangements.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please furnish your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                        Sincerely,
                        /s/ Carlos Pacho
                        for Larry Spirgel
                        Assistant Director